

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 12, 2022

Dennis L. Higgs
President
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, BC
Canada V6C 0C3

> **Re: Austin Gold Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 4, 2022**
> **File No. 333-260404**

Dear Mr. Higgs:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.   We note that the legality opinion filed as Exhibit 5.1 states that the opinions "are provided solely for the benefit of the party to whom it is addressed in connection with the Offering," and limits reliance by any other person. We note also that it appears that the legality opinion is addressed to the registrant. Please have counsel revise the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Brenkert